UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

US Foods Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

912008109

(CUSIP Number)

Michael D. Adamski

Sachem Head Capital Management LP

250 West 55th Street, 34th Floor

New York, New York 10019

(212) 714-3300

Steve Wolosky

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,408,552
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,408,552
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,408,552
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,408,552
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,408,552
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,408,552
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,293,700
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,293,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,293,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,408,552
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,408,552
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,408,552
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 912008109

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of US Foods Holding Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9399 W. Higgins Road, Suite 100, Rosemont, Illinois 60018.

Item 2.	Identity and Background.

(a), (f) This statement is being filed by:

(i)	Sachem Head Capital Management LP, a Delaware limited partnership (“Sachem Head”);
(ii)	Uncas GP LLC, a Delaware limited liability company (“SH Management”);
(iii)	Sachem Head GP LLC, a Delaware limited liability company (“Sachem Head GP”); and
(iv)	Scott D. Ferguson, a citizen of the United States of America (together with Sachem Head, SH Management and Sachem Head GP, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, a copy of which is filed herewith as Exhibit 99.1.

(b)       The address of the principal business and principal office of each of the Reporting Persons is 250 West 55th Street, 34th Floor, New York, New York 10019.

(c)       Sachem Head’s principal business is to serve as investment advisor to certain affiliated funds, including Sachem Head LP, a Delaware limited partnership (“SH”), Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands (“SHM”), SH Sagamore Master VIII Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Sagamore Master VIII”), and SH Stony Creek Master Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Stony Creek Master” and together with SH, SHM and Sagamore Master VIII, the “Sachem Head Funds”). SH Management’s principal business is to serve as the sole general partner of Sachem Head. Sachem Head GP’s principal business is to serve as the general partner of certain affiliated funds, including SH and SHM. The principal occupation of Scott D. Ferguson is to serve as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Item 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

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CUSIP No. 912008109

The net investment costs (including commissions, if any) of the Common Stock, the call options on Common Stock, the Cash Settled Swaps (as defined below) and the Physically Settled Swaps (as defined below) referenced in Items 5 and 6 directly owned by the Sachem Head Funds is approximately $676,737,568. The source of funding for such transactions was derived from the respective capital of the Sachem Head Funds.

Item 4.	Purpose of Transaction.

The responses to Item 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.

The Reporting Persons intend to engage in discussions with the Issuer and the Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties on issues that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer.

The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including the solicitation of proxies, and may discuss such actions with the Issuer and the Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) Sachem Head, SH Management and Scott D. Ferguson may be deemed to beneficially own 11,408,552 shares of Common Stock (the “Subject Shares”), including (i) 250,000 shares of Common Stock underlying American-style call options exercisable within the next sixty days and (ii) 4,355,000 shares of Common Stock underlying Physically Settled Swaps. The Subject Shares collectively represent approximately 5.1% of the outstanding shares of Common Stock based on 222,510,486 shares of Common Stock outstanding as of August 4, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021.

Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 9,293,700 of the Subject Shares, consisting of (i) 4,825,000 shares of Common Stock, (ii) 113,700 shares of Common Stock underlying American-style call options exercisable within the next sixty days and (iii) 4,355,000 shares of Common Stock underlying Physically Settled Swaps, and constituting approximately 4.2% of the outstanding shares of Common Stock. By virtue of Scott D. Ferguson’s position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

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CUSIP No. 912008109

(c)       Exhibit 99.2 filed herewith, which is incorporated herein by reference, describes all of the transactions in the Common Stock that were effected in the past sixty days by the Reporting Persons for the benefit of the Sachem Head Funds.

(d)        The Sachem Head Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Mr. Bernardo Hees has agreed to serve as an advisor to the Reporting Persons and as a potential director nominee. No determination has been made by the Reporting Persons as to whether to propose or nominate Mr. Hees or any other person as a potential director of the Issuer.

The Sachem Head Funds have purchased from an unaffiliated third party financial institution over-the-counter American-style call options referencing an aggregate of 50,000 shares of Common Stock, which have an exercise price of $40.00 per share of Common Stock and expire on December 15, 2023.

The Sachem Head Funds have purchased from an unaffiliated third party financial institution over-the-counter American-style call options referencing an aggregate of 200,000 shares of Common Stock, which have an exercise price of $50.00 per share of Common Stock and expire on December 15, 2023.

Shares subject to call options exercisable within sixty days are included in the Subject Shares reported as beneficially owned. None of the call options give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

The Sachem Head Funds have entered into physically settled swaps (the “Physically Settled Swaps”) referencing 4,355,000 shares of Common Stock in the aggregate that the Reporting Persons may be deemed to beneficially own. Under the terms of each Physically Settled Swap, upon settlement, (i) a Sachem Head Fund will be obligated to pay to the counterparty the specified price for the specified notional number of shares, plus interest at the rate set forth in the applicable contracts and (ii) the counterparty will be obligated to deliver to a Sachem Head Fund the specified notional number of shares and to pay to a Sachem Head Fund an amount equal to dividends paid on the specified notional number of shares. The counterparties to the Physically Settled Swaps are unaffiliated third party financial institutions.

8

CUSIP No. 912008109

The Sachem Head Funds have entered into cash-settled total return swaps (the “Cash Settled Swaps”) referencing 9,020,800 shares of Common Stock in the aggregate. Under the terms of each Cash Settled Swap, upon settlement, (i) Sachem Head LP, Sachem Head Master LP, Stony Creek Master or Sagamore Master VIII will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares subject to the Cash Settled Swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay Sachem Head LP, Sachem Head Master LP, Stony Creek Master or Sagamore Master VIII any positive price performance of the specified notional number of shares subject to the Cash Settled Swaps. Any dividends received by the counterparty on such notional shares during the term of the Cash Settled Swaps will be paid to Sachem Head LP, Sachem Head Master LP, Stony Creek Master or Sagamore Master VIII. All balances will be settled in cash. The counterparties to the Cash Settled Swaps are unaffiliated third party financial institutions. The Cash Settled Swaps do not give any Reporting Person direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares that may be referenced in the Cash Settled Swap contracts or shares of other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

The Sachem Head Funds may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of shares of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of the Common Stock.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.
99.2	Trading data.

9

CUSIP No. 912008109

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2021

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson

10